March 3, 2009

Mail Stop 3561

Joseph S. Cantie
Executive Vice President and Chief Financial Officer
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, MI 48150

RE: TRW Automotive Holdings Corp.
File No. 001-31970
Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Mr. Cantie:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Lyn Shenk
          Branch Chief